

September 28, 2012

Via E-mail
Carlos A. Cabrera
Executive Chairman
Ivanhoe Energy, Inc.
654-999 Canada Place
Vancouver, BC
Canada V6C 3E1

> **Re: Ivanhoe Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 0-30586**

Dear Mr. Cabrera:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note that you list as subsidiaries in Exhibit 21.1 Ivanhoe Energy Middle East and North Africa and Ivanhoe Energy Latin America. We also note a 2008 news article reporting that strategic discussions for Ivanhoe Energy Middle East and North Africa have been initiated with investors and potential projects have been identified across the region in countries including Syria, and 2011 news articles discussing your activities in the Middle East and North Africa. Iran and Syria, located in the Middle East, Sudan located in North Africa, and Cuba, located in Latin America are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not provide disclosure about these countries.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements. In this regard, we note disclosure in the Form 10-K about your exploration arrangements with China National Petroleum Corporation (CNPC) in the Zitong and Danang oilfields, and we note company press releases and recent news reports discussing your arrangements with CNPC's subsidiary PetroChina in these oil blocks. We note from public information including PetroChina's SEC filings that CNPC conducts oil exploration and extraction activities in Iran, Syria, Sudan and Cuba, and that there have been divestment initiatives against PetroChina because of these activities.

Your response should describe any products, technology or services you have provided to or received from Iran, Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments, including payments for exploration or extraction.

2. Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba. Please address specifically the potential for reputational harm from your relationships with CNPC and PetroChina.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance